Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number:  000-31102

LPBP Inc.
(Name of Registrant)

447 March Road,
Ottawa, Ontario
Canada  K2K 1X8
(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LPBP Inc.
Date:	January 22, 2015	By:	/s/ Neil Gotfrit
Name: Neil Gotfrit Title: Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of the meeting and record date.